

December 4, 2012

Via E-mail:
Mr. Jean-François Pruneau
Chief Financial Officer
Quebecor Media Inc.
612 St-Jacques Street
Montreal, Quebec
Canada, H3C 4M8

> **Re: Quebecor Media Inc.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 333-13792**

Dear Mr. Pruneau:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Canadian GAAP Data, page 3

1. Tell us how you considered inclusion of US GAAP financial information for the four years ended December 31, 2010. Refer to Instruction 2 to Item 3.A of Form 20-F.

Overview, page 66

2. Please revise the last paragraph to identify the significant cost components comprising the functional expenses that will be separately reported in the Consolidated Statements of Income per your revised presentation. Refer to comment related to page F-3 below.

Non-IFRS Financial Measures, page 71

Table 4- Free cash flows from continuing operating activities, page 76

Table 5- Reconciliation of cash flows from segment operations to operating income, page 76

3. It appears that you give undue prominence to non-IFRS liquidity measures (free cash flows from operating activities and cash flows from segment operations). Please provide a balanced presentation to include a discussion of these measures in relation to their most comparable IFRS liquidity measure (Cash flows provided by operating activities) as reported for the periods presented.

4. Based on your disclosure on page 72, you use cash flows from segment operations as a measure of the liquidity generated by your *segments*. However if presented outside the segment footnote, it appears to constitute a non-IFRS or non-GAAP *consolidated* liquidity measure. Please revise to reconcile cash flows from segment operations to cash flows from operating activities, which is its most comparable IFRS liquidity measure. In addition, revise the title, "Operating income," to be consistent with the title, "Net income before…," in segment information footnote on page F-11. Refer to Item 10(e) of Regulation S-K.

2011 Cash Flows and Financial Position, pages 90-92

5. Please revise to include the required information pursuant to Item 5.B of the Form 20-F, including an analysis of the impact of any known trend, demand, commitment, event or uncertainty on your liquidity and capital resources. In this regard, we note that your discussion on pages 90-92 appears to be a mere recitation of the net change in the line items of the statements of cash flow and a detailed description of your financing transactions disclosed elsewhere in the financial statements. For further guidance, please refer to the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis at http://www.sec.gov/rules/interp/2010/33-9144.pdf. Please advise or revise.

Impairment of Assets, page 104

6. Per your disclosure herein and on page F-14, you state that "an impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income *up to the excess of the recoverable amount of the asset or the CGU over its carrying value*." [Emphasis added]. Please tell us how this complies with paragraph 117 of IAS 36.

<u>Consolidated Statements of Income, page F-3</u>

7. It appears that you are presenting your expenses by function. Please revise your presentation to disclose your cost of sales separately from selling and administrative expenses. Refer to paragraph 103 of IAS 1. We note your disclosures in Note 3.

8. In connection with the preceding comment, please revise your discussion of operating results commencing on page 80 to refer to functional expense line items and significant cost components thereof as they correspond to your revised presentation. In the alternative, tell us why your current discussion based on a cost/revenue ratio reflecting cost of sales combined with other expenses is appropriate.

<u>9. Income taxes, page F-29</u>

9. Please tell us and disclose the nature and your basis for measuring the benefits from a general partnership.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-33384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Christian Marcoux, Director, Compliance and Corporate Secretariat of Quebecor Media